Exhibit (a)(1)(O)

[FORM OF REMINDER OF EXPIRATION OF OPTION EXCHANGE OFFER]

Reminder — Offer to Exchange Expiration Date is Approaching

This is to remind you that the offer is scheduled to expire at 9:00 p.m., Pacific Time, on September 15, 2006. We currently have no plans to extend the expiration date. If you wish to exchange any of your eligible option grants, you must complete your Election Form and submit it to us so that we receive it before the time at which the offer expires.

ALL ELECTIONS MUST BE SUBMITTED BEFORE 9:00 P.M., PACIFIC TIME, ON SEPTEMBER 15, 2006. UNLESS WE EXTEND THIS DEADLINE, THERE WILL BE NO EXCEPTIONS. IF YOU DO NOT SUBMIT AN ELECTION FORM, NONE OF YOUR ELIGIBLE OPTIONS WILL BE EXCHANGED AND YOUR ELIGIBLE OPTIONS WILL REMAIN OUTSTANDING WITH THEIR CURRENT EXERCISE PRICES AND TERMS.

If you have any questions, please telephone Stock Administration at +1 (650) 628-2600 (extension 82600) or send an email to StockAdministration@EA.com.

Thank you,